NXT REPORTS Q3 2010 FINANCIAL AND OPERATIONAL RESULTS

Tuesday November 30, 2010

NXT Energy Solutions Inc.  (“NXT” or “the Company”)

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA –NXT Energy Solutions Inc, (“NXT” or “the Company”) is pleased to announce its financial and operating results for the three quarters ended September 30, 2010.  All selected and referenced financial information should be read in conjunction with the consolidated financial statements and management discussion and analysis as filed on SEDAR at www.sedar.com, on NXT’s website at www.nxtenergy.com and on EDGAR at www.sec.gov/edgar.shtml.

The company encountered delays in closing sales opportunities within our primary market of Colombia in the third quarter of 2010 and accordingly the Company did not record any SFD® survey revenue in the third quarter of 2010.  The conditions which gave rise to these delays have continued into the fourth quarter of 2010.  In response to these reduced sales opportunities we have broadened our marketing activities to now include two new countries; Peru and Pakistan.

The delays in the Colombia market were largely driven by problems in the award of concession blocks following the 2010 Colombian Bid Round submissions in July of 2010.  ANH, the Colombian regulatory body, delayed the formal award of concession blocks pending appeals made by a few unsuccessful bidder companies.  The successful bidder companies have accordingly suspended awarding contracts to service providers, such as NXT, as they await formal concession awards.  We anticipate these formal awards to occur prior to the end of 2010 and with these awards the opportunities for closing SFD® survey contracts will resume.

The Company remains committed to the Colombian market as Colombia provides a strong market for our SFD® services.  We continue with active sales initiatives in this country including maintaining ongoing dialogue with Colombian companies who have stated their intention to conduct SFD® surveys upon receiving formal concession block awards and to companies who have expressed interest in purchasing previously acquired Colombian SFD® data.

In the third quarter the Company had responded to a request for information from a Pakistan oil and gas company.  This Pakistan company has now conducted extensive due diligences on SFD® and NXT including reviewing technical material, obtaining written references from NXT clients from both Canada and Colombia plus receiving several technical presentation from NXT personnel in Pakistan.

This process has resulted in NXT receiving a sole source request-for-proposal to conduct an SFD® survey in Pakistan.  NXT’s bid was submitted on November 2 and the bid process has now resulted in the completion of both technical and financial reviews by this potential customer.  We are in the process of awaiting a contract award which we anticipate closing. The survey is for $2.66 million with the survey scheduled to commence in the first quarter of 2011.  Notwithstanding these positive developments there can be no assurance that this process will result in a contract award.

In addition, as previously announced, in the third quarter the Company engaged a respected Peruvian representative to act as our non-exclusive sales representative in that country.

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential.  NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is effective both onshore and offshore.  NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration.  SFD® is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statement

This news release includes forward-looking statements.  When used in this document, words such as “plan”, “see”, “anticipate” and “scheduled”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statement.

For further information contact:

Ken Rogers, VP Finance and CFO
NXT Energy Solutions Inc.
Suite 1400, 505 3rd Street, S.W.,
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.